SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoui-daero, Youngdungpo-gu, Seoul, 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: February 26, 2014

3.	Auditor’s opinion

	FY 2013	FY 2012
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

Items	FY 2013	FY 2012
Total Assets	21,715,284,280,303	24,455,511,346,129
Total Liabilities	10,917,864,108,133	14,215,331,618,364
Total Shareholders’ Equity	10,797,420,172,170	10,240,179,727,765
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	27,033,035,359,626	29,429,668,071,279
Operating Income	1,163,314,395,279	912,367,735,404
Ordinary Income	830,305,253,506	458,524,967,795
Net Income	418,973,183,815	236,345,459,537
Total Shareholders’ Equity / Capital Stock	603.5%	572.4%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd and subsidiaries (the “Group”) as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012 and its financial performance and its consolidated cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

As discussed in note 20 to the consolidated financial statements, the Group has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2014

This report is effective as of February 19, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(In millions of won)	Note	December 31, 2013		December 31, 2012

Assets
Cash and cash equivalents	6, 13	￦	1,021,870	2,338,661
Deposits in banks	6, 13		1,301,539	315,092
Trade accounts and notes receivable, net	7, 13, 19, 22		3,128,626	3,334,341
Other accounts receivable, net	7, 13		89,545	199,007
Other current financial assets	9, 13		919	3,828
Inventories	8		1,933,241	2,390,007
Prepaid income taxes			4,066	8,483
Other current assets	7		251,982	325,266

Total current assets			7,731,788	8,914,685

Investments in equity accounted investees	10		406,536	402,158
Other non-current financial assets	9, 13		46,259	86,432
Property, plant and equipment, net	11, 23		11,808,334	13,107,511
Intangible assets, net	12, 23		468,185	497,602
Deferred tax assets	29		1,037,000	1,294,813
Other non-current assets	7		217,182	152,310

Total non-current assets			13,983,496	15,540,826

Total assets		￦	21,715,284	24,455,511

Liabilities
Trade accounts and notes payable	13, 22	￦	2,999,522	4,147,036
Current financial liabilities	13, 14		907,942	1,015,272
Other accounts payable	13		1,454,339	2,811,161
Accrued expenses			491,236	412,055
Income tax payable			46,777	56,521
Provisions	18		200,731	250,984
Advances received	19		656,775	485,468
Other current liabilities	18		31,597	27,661

Total current liabilities			6,788,919	9,206,158

Non-current financial liabilities	13, 14		2,994,837	3,440,585
Non-current provisions	18		5,005	6,515
Employee benefits	17		319,087	180,640
Long-term advances received	19		427,397	1,049,678
Deferred tax liabilities	29		119	—
Other non-current liabilities	18		382,500	331,755

Total non-current liabilities			4,128,945	5,009,173

Total liabilities			10,917,864	14,215,331

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(91,674)	(69,370)
Retained earnings			6,662,655	6,238,989

Total equity attributable to owners of the Controlling Company			10,611,173	10,209,811

Non-controlling interests			186,247	30,369

Total equity			10,797,420	10,240,180

Total liabilities and equity		￦	21,715,284	24,455,511

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won, except earnings per share)	Note	2013		2012

Revenue	22, 23, 24	￦	27,033,035	29,429,668
Cost of sales	8, 22		(23,524,851)	(26,424,756)

Gross profit			3,508,184	3,004,912

Selling expenses	16		(731,521)	(813,742)
Administrative expenses	16		(517,622)	(493,691)
Research and development expenses			(1,095,727)	(785,111)

Operating profit			1,163,314	912,368

Finance income	27		185,011	293,172
Finance costs	27		(381,851)	(436,696)
Other non-operating income	25		1,108,754	1,260,942
Other non-operating expenses	25		(1,268,588)	(1,614,040)
Equity in income of equity method accounted investees, net			23,665	42,779

Profit before income tax			830,305	458,525
Income tax expense	28		(411,332)	(222,180)

Profit for the year			418,973	236,345

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	17,28		998	(75,899)
Related income tax	17,28		(334)	18,325

			664	(57,574)

Items that are or may be relcassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		826	4,764
Foreign currency translation differences for foreign operations	27,28		(22,100)	(86,320)
Share of loss from sale of treasury stocks by associates	28		(802)	(48)
Related income tax	28		(225)	(1,043)

			(22,301)	(82,647)

Other comprehensive loss for the year, net of income tax			(21,637)	(140,221)

Total comprehensive income for the year		￦	397,336	96,124

Profit (loss) attributable to:
Owners of the Controlling Company		￦	426,118	233,204
Non-controlling interests			(7,145)	3,141

Profit for the year		￦	418,973	236,345

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		￦	404,478	94,079
Non-controlling interests			(7,142)	2,045

Total comprehensive income for the year		￦	397,336	96,124

Earnings per share
Basic earnings per share	30	￦	1,191	652

Diluted earnings per share	30	￦	1,191	652

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Cumulative net gain on sale of own shares of associates	Fair value reserve	Translation reserve	Retained earnings	Non-controlling interests	Total equity

Balances at January 1, 2012	￦	1,789,079	2,251,113	596	(3,856)	15,441	6,063,359	15,296	10,131,028

Total comprehensive income for the year
Profit for the year		—	—	—	—	—	233,204	3,141	236,345

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	3,790	—	—	—	3,790
Exchange differences on translating foreign operations, net of tax		—	—	—	—	(85,293)	—	(1,096)	(86,389)
Remeasurements of defined benefit liability, net of tax		—	—	—	—	—	(57,574)	—	(57,574)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(48)	—	—	—	—	(48)

Total other comprehensive income (loss)		—	—	(48)	3,790	(85,293)	(57,574)	(1,096)	(140,221)

Total comprehensive income (loss) for the year	￦	—	—	(48)	3,790	(85,293)	175,630	2,045	96,124

Transaction with owners, recognized directly in equity
Incorporation of subsidiaries		—	—	—	—	—	—	13,028	13,028

Balances at December 31, 2012	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	—	—	426,118	(7,145)	418,973

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	638	—	—	—	638
Exchange differences on translating foreign operations, net of tax		—	—	—	—	(22,140)	—	3	(22,137)
Remeasurements of defined benefit liability, net of tax		—	—	—	—	—	664	—	664
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(802)	—	—	—	—	(802)

Total other comprehensive income (loss)		—	—	(802)	638	(22,140)	664	3	(21,637)

Total comprehensive income (loss) for the year	￦	—	—	(802)	638	(22,140)	426,782	(7,142)	397,336

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests and others		—	—	—	—	—	(3,116)	163,020	159,904

Balances at December 31, 2013	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012

Cash flows from operating activities:
Profit for the year		￦	418,973	236,345
Adjustments for:
Income tax expense	28		411,332	222,180
Depreciation	11, 15		3,598,472	4,196,487
Amortization of intangible assets	12, 15		236,046	272,925
Gain on foreign currency translation			(76,111)	(234,912)
Loss on foreign currency translation			55,870	73,391
Expenses related to defined benefit plans	17, 26		159,453	138,879
Reversal of stock compensation expense			—	(3)
Gain on disposal of property, plant and equipment			(9,620)	(5,925)
Loss on disposal of property, plant and equipment			1,639	3,728
Impairment loss on property, plant and equipment			853	—
Loss on disposal of intangible assets			452	704
Impairment loss on intangible assets			1,661	40,012
Reversal of impairment loss on intangible assets			(296)	—
Finance income			(52,862)	(133,711)
Finance costs			163,183	209,104
Equity in income of equity method accounted investees, net	10		(23,665)	(42,779)
Other income			(412)	(8,232)
Other expenses			351,953	560,458

			4,817,948	5,292,306

Change in trade accounts and notes receivable			(251,752)	(1,456,943)
Change in other accounts receivable			133,734	15,515
Change in other current assets			89,456	(46,216)
Change in inventories			456,766	(72,637)
Change in other non-current assets			(120,054)	(47,872)
Change in trade accounts and notes payable			(1,110,098)	440,883
Change in other accounts payable			(289,441)	(292,443)
Change in accrued expenses			68,162	158,698
Change in other current liabilities			(7,846)	359,132
Change in long-term advances received			—	789,670
Change in other non-current liabilities			9,808	2,453
Change in provisions			(315,266)	(390,974)
Change in defined benefit liabilities			(19,627)	(180,599)

			(1,356,158)	(721,333)

Cash generated from operating activities			3,880,763	4,807,318
Income taxes paid			(159,286)	(77,643)
Interests received			36,686	33,302
Interests paid			(173,390)	(193,282)

Net cash provided by operating activities		￦	3,584,773	4,569,695

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2013 and 2012

(In millions of won)	2013		2012

Cash flows from investing activities:
Dividends received	￦	14,582	686
Proceeds from withdrawal of deposits in banks		1,657,082	913,500
Increase in deposits in banks		(2,644,204)	(413,512)
Acquisition of investments in equity accounted investees		(18,744)	(6,599)
Proceeds from disposal of investments in equity accounted investees		5,023	3,938
Acquisition of property, plant and equipment		(3,473,059)	(3,972,479)
Proceeds from disposal of property, plant and equipment		39,838	58,846
Acquisition of intangible assets		(184,754)	(285,888)
Proceeds from disposal of intangible assets		1,902	—
Government grants received		59,629	3,962
Proceeds from settlement of derivatives		—	742
Increase in short-term loans		—	(10)
Proceeds from collection of short-term loans		2	—
Acquisition of other non-current financial assets		(5,410)	(55,276)
Proceeds from disposal of other non-current financial assets		43,792	63,905

Net cash used in investing activities		(4,504,321)	(3,688,185)

Cash flows from financing activities:
Proceeds from short-term borrowings		1,430,041	3,455,548
Repayments of short-term borrowings		(1,444,717)	(3,441,632)
Proceeds from issuance of debentures		587,603	298,783
Proceeds from long-term debt		372,785	494,000
Repayments of long-term debt		(301,229)	—
Repayments of current portion of long-term debt and debentures		(1,195,340)	(867,851)
Capital contribution from non-controlling interest		159,873	13,028

Net cash used in financing activities		(390,984)	(48,124)

Net increase (decrease) in cash and cash equivalents		(1,310,532)	833,386
Cash and cash equivalents at January 1		2,338,661	1,517,977
Effect of exchange rate fluctuations on cash held		(6,259)	(12,702)

Cash and cash equivalents at December 31	￦	1,021,870	2,338,661

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2013, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2013, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2013, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2013, there are 19,789,200 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2013

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	375
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY	95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4
LG Display Poland Sp. z o.o. (*2)	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511
LG Display Guangzhou Co., Ltd. (*3)	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY	82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	525
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 31	December 15, 2010	Manufacture notebook borderless hinge-up	CNY	99

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2013, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A. Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD	11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN	112
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display China Co., Ltd. (*4)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	3,305

(*1)	In June and December 2013, the Controlling Company invested ￦128,708 million in cash in aggregate for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of these additional investments.
(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. z o.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which was reduced to 10% at December 31, 2009 with the additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract with LGDGZ’s equity interest as its underlying assets. According to the contract, the Controlling Company had a call option to buy Skyworth’s interest in LGDGZ and Skyworth had a put option to sell its interest in LGDGZ to the Controlling Company under the same terms: the exercise price of the call option was equal to the exercise price of the put option which was the total amount of Skyworth’s investment at cost. In October 2013, Skyworth exercised its put option in whole at ￦16,889 million and LGDGZ became a wholly owned subsidiary of the Controlling Company. Skyworth’s investment in LGDGZ had been regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group and, accordingly, LGDGZ had been consolidated as a wholly owned subsidiary in the consolidated financial statements prior to the exercise of the options.
(*4)	In March, September and October 2013, the Controlling Company contributed ￦337,329 million in aggregate in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”) and as of December 31, 2013, the Controlling Company’s ownership percentage in LGDCA is 64%. Meanwhile, LGDGZ, a wholly owned subsidiary of the Controlling Company, owns 6% of LGDCA.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2013, Continued

In April and June 2013, the Controlling Company invested an aggregate of ￦6,730 million in cash to participate in the disproportionate capital increase of L&I Electronic Technology (Dongguan) Limited and acquired the remaining interests from non-controlling shareholder. In November 2013, L&I Electronic Technology (Dongguan) Limited completed liquidation. In July 2013, I&M, which was a subsidiary of the Controlling Company, completed liquidation.

Dividends received from consolidated subsidiaries for the years ended December 31, 2013 and 2012 amounted to zero and ￦55,114 million, respectively.

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2013				2013
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,272,929	1,272,334	595	8,030,701	8,710
LG Display Japan Co., Ltd.		151,181	133,310	17,871	2,004,733	1,374
LG Display Germany GmbH		388,814	359,765	29,049	3,612,780	3,019
LG Display Taiwan Co., Ltd.		452,776	408,623	44,153	2,085,437	6,605
LG Display Nanjing Co., Ltd.		639,429	55,164	584,265	449,192	32,819
LG Display Shanghai Co., Ltd.		831,345	798,556	32,789	2,799,815	3,790
LG Display Poland Sp. z o.o.		246,709	63,895	182,814	85,602	2,855
LG Display Guangzhou Co., Ltd.		1,936,297	1,066,976	869,321	2,307,006	225,690
LG Display Shenzhen Co., Ltd.		359,703	346,335	13,368	2,262,882	1,593
LG Display Singapore Pte. Ltd.		276,481	264,601	11,880	1,412,794	5,269
L&T Display Technology (Xiamen) Limited		23,375	40,850	(17,475)	—	(12,163)
L&T Display Technology (Fujian) Limited		307,933	263,776	44,157	1,196,005	6,593
LG Display Yantai Co., Ltd.		555,966	398,520	157,446	550,482	29,762
LUCOM Display Technology (Kunshan) Limited		26,531	19,633	6,898	66,491	(3,134)
LG Display U.S.A., Inc. (*)		32,932	16,444	16,488	138,052	3,318
Nanumnuri Co., Ltd.		1,852	997	855	6,034	257
LG Display China Co., Ltd.		804,561	238,666	565,895	—	(9,441)

	￦	8,308,814	5,748,445	2,560,369	27,008,006	306,916

(*)	The financial information of LG Display U.S.A. Inc. includes the financial information of LG Display Reynosa S.A. de C.V..

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2012				2012
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,818,414	1,949,396	(130,982)	9,236,622	(4,645)
LG Display Japan Co., Ltd.		207,085	186,744	20,341	1,401,933	2,247
LG Display Germany GmbH		615,325	590,165	25,160	4,387,621	5,154
LG Display Taiwan Co., Ltd.		319,808	280,343	39,465	2,687,636	3,113
LG Display Nanjing Co., Ltd.		621,923	76,907	545,016	559,706	43,962
LG Display Shanghai Co., Ltd.		990,912	962,109	28,803	3,694,307	7,739
LG Display Poland Sp. z o.o.		247,017	69,111	177,906	89,911	872
LG Display Guangzhou Co., Ltd.		2,193,321	1,567,033	626,288	2,751,526	159,042
LG Display Shenzhen Co., Ltd.		354,416	342,778	11,638	2,570,699	1,449
LG Display Singapore Pte. Ltd.		526,439	519,087	7,352	1,305,073	2,916
L&T Display Technology (Xiamen) Limited		37,423	42,888	(5,465)	9,211	5,198
L&T Display Technology (Fujian) Limited		255,465	218,245	37,220	1,001,003	10,033
LG Display Yantai Co., Ltd.		668,923	542,201	126,722	458,250	32,084
L&I Electronic Technology (Dongguan) Limited		342	6,318	(5,976)	2,810	(6,428)
Image&Materials, Inc.		3,765	9,092	(5,327)	66	(11,287)
LUCOM Display Technology (Kunshan) Limited		46,229	36,417	9,812	109,358	(2,268)
LG Display U.S.A., Inc. (*)		50,503	36,907	13,596	135,470	1,294
Nanumnuri Co., Ltd.		1,135	537	598	2,720	(202)
LG Display China Co., Ltd.		93,684	50,590	43,094	—	(204)

	￦	9,052,129	7,486,868	1,565,261	30,403,922	250,069

(*)	The financial information of LG Display U.S.A. Inc. includes the financial information of LG Display Reynosa S.A. de C.V..

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(d)	Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2013

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2013	2012
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦	134,508
Guangzhou New Vision Technology Research and Development Limited (*2)	Guangzhou, China	—	50%	December 31	July 2008	R&D on design of LCD modules and LCD TV sets		—
Global OLED Technology LLC	Herndon, U.S.A	33%	33%	December 31	December 2009	Managing and licensing OLED patents		31,162
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs		79,417
TLI Inc. (*3, 4)	Seongnam, South Korea	10%	12%	December 31	October 1998	Manufacture and sell semiconduct-or parts		5,596
AVACO Co., Ltd. (*3)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		8,892
New Optics Ltd. (*5)	Yangju, South Korea	46%	42%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		34,095
LIG ADP Co., Ltd. (*3)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		1,523
WooRee E&L Co., Ltd. (*6)	Ansan, South Korea	21%	30%	December 31	June 2008	Manufacture LED back light unit packages		27,273
LB Gemini New Growth Fund No. 16 (*7)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		19,483
Can Yang Investments Limited (*3)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts		11,754

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2013	2012
YAS Co., Ltd. (*3)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦	9,826
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	20%	December 31	August 2010	Manufacture LED Packages		1,830
Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		25,497
AVATEC Co., Ltd. (*3, 8)	Daegu, South Korea	16%	17%	December 31	August 2000	Process and sell glass for FPDs		15,680
Glonix Co., Ltd. (*9)	Gimhae, South Korea	20%	20%	December 31	October 2006	Manufacture and sell LCD		—
Dynamic Solar Design Co., Ltd. (*10)	Suwon, South Korea	—	40%	December 31	April 2009	Develop, manufacture and sell equipment for manufacturing solar battery and FPDs		—

							￦	406,536

(*1)	In September 2013, the Controlling Company invested ￦11,918 million in cash for the capital increase of Suzhou Raken Technology Co., Ltd (“Raken”). There was no change in the Controlling Company’s ownership percentage in Raken as a result of this additional investment. Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted for as an equity method investment.
(*2)	In November 2013, the Controlling Company collected ￦3,540 million from the investment in Guangzhou New Vision Technology Research and Development Ltd. which was liquidated and recognized ￦671 million for the difference between the collected amount and the carrying amount as finance cost. As of December 31, 2013, Guangzhou New Vision Technology Research and Development Ltd. concluded the procedures of liquidation and on January 2, 2014, the registration of liquidation was completed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(*3)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transaction between the Controlling Company and the investees is significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*4)	In 2013, the Controlling Company’s ownership in TLI Inc. was reduced from 12% to 10% due to the shares issued in relation to the exercise of warrants.
(*5)	In 2013, as the Controlling Company did not participate in New Optics Ltd.’s reduction in capital stock through a distribution of cash, the Controlling Company’s ownership in New Optics Ltd. increased from 42% to 46%.
(*6)	In 2013, as the Controlling Company did not participate in the capital increase of WooRee E&L Co., Ltd. when WooRee E&L Co., Ltd. initially lists its shares in the Korea Securities Dealers Automated Quotations (“KOSDAQ”), the Controlling Company’s ownership in WooRee E&L Co., Ltd. was reduced from 30% to 21%.
(*7)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No. 16 (“the Fund”). In March and May 2013, the Controlling Company received ￦1,116 million and ￦260 million, respectively, from the Fund as a capital distribution and made additional cash investment of ￦6,826 million in the Fund in June, September and December 2013 in aggregate. There were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.
(*8)	In 2013, the Controlling Company’s ownership in AVATEC Co., Ltd. was reduced from 17% to 16% due to the shares issued in relation to the exercise of stock options.
(*9)	The Controlling Company’s share of net assets of Glonix Co., Ltd. (“Glonix”) was reduced below zero and, accordingly, the Controlling Company discontinued the recognition of its share of losses of the Glonix. In 2013, the Controlling Company’s unrecognized share of losses of the Glonix amounts to ￦112 million. (An aggregate amount: ￦112 million)
(*10)	In 2013, the Controlling Company received ￦107 million in cash from the investment of Dynamic Solar Design Co., Ltd. and recognized ￦38 million for the difference between the amount received and the carrying amount as finance income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 23, 2014, which will be submitted for approval to the shareholders’ meeting to be held on March 7, 2014.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.	Basis of Presenting Financial Statements, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

(e)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in the consolidated financial statements of the Group.

New and amended accounting standards adopted for the year ended December 31, 2013 are as follows.

•	K-IFRS No. 1110, Consolidated Financial Statements

•	K-IFRS No. 1111, Joint Arrangements

•	K-IFRS No. 1112, Disclosure of Interests in Other Entities

•	K-IFRS No. 1113, Fair Value Measurement

•	K-IFRS No. 1019, Employee Benefits, and

•	Amendments to K-IFRS No. 1001, Presentation of Items of Other Comprehensive Income (“OCI”)

The nature and effects of the changes are explained below.

(i) Subsidiaries

In accordance with K-IFRS No. 1110, Consolidated Financial Statements, the Group has changed its accounting policy for determining whether it has control over investees. K-IFRS No. 1110 introduces a new control model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. The Group retrospectively applied the standard to the comparative consolidated financial statements for the year ended December 31, 2012 and there is no significant impact of applying this standard on the consolidated financial statements.

(ii) Joint Arrangements

The standard classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The Group retrospectively applied the standard to the comparative consolidated financial statements for the year ended December 31, 2012 and there is no impact of applying this standard on the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies, Continued

(iii) Disclosures of Interests in Other Entities

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The Group retrospectively applied the standard to the comparative consolidated financial statements for the year ended December 31, 2012 and the Group provides required disclosures in note 10. There is no significant impact of applying this standard on the consolidated financial statements.

(iv) Fair Value Measurement

K-IFRS No. 1113, Fair Value Measurement, establishes a single framework for measuring fair value and making relevant disclosures when such measurements are required or permitted by other K-IFRSs. It unifies the definition of fair value as the price that would be received or paid when market participants sell an asset or transfer a liability in an orderly transaction at the measurement date. As it replaces and expands the disclosure requirements about fair value measurements in other K-IFRSs, including K-IFRS No. 1107, the Group provides required disclosures in note 13.

(v) Post-employment defined benefit plans

As a result of the amendments to K-IFRS No. 1019, the Group has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendment of K-IFRS No. 1019, the Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Group determined interest income on plan assets based on their long-term rate of expected return. There is no significant impact of applying this amendment on the consolidated financial statements.

(vi) Presentation of items of OCI

As a result of the amendments to K-IFRS No. 1001, the Group has modified the presentation of items of OCI in its statement of comprehensive income into “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, the comparative consolidated statement of comprehensive income for the year ended December 31, 2012 is restated.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv) Associates and jointly controlled entities (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and jointly controlled entities are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or jointly controlled entity uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(v) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at fair value through profit or loss and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only owns common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stock. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stock outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stock outstanding, adjusted for the effects of all dilutive potential common stock, which comprise convertible bonds.

(q)	New Standards and Amendments Not Yet Adopted

Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

The amendment improves application guidance of K-IFRS No. 1032, Financial Instruments: Presentation, to clarify criterion of offsetting financial assets and financial liabilities. The amendment will be effective for annual periods beginning on or after January 1, 2014, and has not been adopted early in preparing the consolidated financial statements.

Management believes that the adoption of the amendment is expected to have no significant impact on the consolidated statement of financial position of the Group.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

5.	Risk Management, Continued

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(iv) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR and JPY.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In consideration of the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the purchase of manufacturing facilities.

(v) Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2013		December 31, 2012
Total liabilities	￦	10,917,864	14,215,331
Total equity		10,797,420	10,240,180
Cash and deposits in banks (*1)		2,323,409	2,653,753
Borrowings (including bonds)		3,902,779	4,455,857
Total liabilities to equity ratio		101%	139%
Net borrowings to equity ratio (*2)		15%	18%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings (including bonds) less cash and deposits in banks.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Current assets
Cash and cash equivalents
Demand deposits	￦	1,021,870	2,338,661

Deposits in banks
Time deposits	￦	1,231,539	300,092
Restricted cash (*)		70,000	15,000

	￦	1,301,539	315,092

(*)	Restricted cash relates to mutual growth fund to aid LG Group’s second and third-tier suppliers.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Trade, net	￦	2,441,087	2,586,228
Due from related parties		687,539	748,113

	￦	3,128,626	3,334,341

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Current assets
Non-trade accounts receivable, net	￦	79,055	189,924
Accrued income		10,482	9,073
Short-term loans		8	10

	￦	89,545	199,007

Due from related parties included in other accounts receivable, as of December 31, 2013 and 2012 are ￦5,005 million and ￦2,536 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Current assets
Advance payments	￦	10,854	10,514
Prepaid expenses		50,234	45,058
Value added tax refundable		187,337	260,353
Others		3,557	9,341

	￦	251,982	325,266

Non-current assets
Long-term prepaid expenses	￦	213,682	144,023
Others		3,500	8,287

	￦	217,182	152,310

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Finished goods	￦	733,987	1,044,125
Work-in-process		605,718	653,260
Raw materials		261,947	370,653
Supplies		331,589	321,969

	￦	1,933,241	2,390,007

For the years ended December 31, 2013 and 2012, the amount of the inventories recognized as cost of sales and inventory write-downs included in cost of sales is as follows:

(In millions of won)	2013		2012
Inventories recognized as cost of sales	￦	23,524,851	26,424,756
Including: inventory write-downs		211,363	135,720

There were no significant reversals of inventory write-downs recognized during 2013 and 2012.

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Current assets
Deposits	￦	919	3,828

Non-current assets
Guarantee deposits with banks	￦	13	16
Available-for-sale financial assets		16,908	16,136
Deposits		20,520	59,034
Long-term other accounts receivable		8,818	11,246

	￦	46,259	86,432

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
Intellectual Discovery, Ltd.	￦	2,673	2,673
Siliconworks Co., Ltd.		11,281	10,505
Other		116	120

		14,070	13,298

	￦	16,908	16,136

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

10.	Investments in Equity Accounted Investees

(a)	Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2013		December 31, 2012
Suzhou Raken Technology Co., Ltd.	￦	134,508	128,751
Guangzhou New Vision Technology Research and Development Limited		—	3,596
Global OLED Technology LLC		31,162	36,164
Paju Electric Glass Co., Ltd.		79,417	82,855
TLI Inc. (*)		5,596	6,961
AVACO Co., Ltd. (*)		8,892	10,964
New Optics Ltd.		34,095	25,064
LIG ADP Co., Ltd. (*)		1,523	1,730
WooRee E&L Co. Ltd (*)		27,273	23,549
Dynamic Solar Design Co., Ltd.		—	69
LB Gemini New Growth Fund No.16		19,483	13,680
Can Yang Investments Limited		11,754	13,856
YAS Co., Ltd.		9,826	9,409
Eralite Optoelectronics (Jiangsu) Co., Ltd.		1,830	3,449
Narenanotech Corporation		25,497	26,448
AVATEC Co., Ltd. (*)		15,680	14,685
Glonix Co., Ltd.		—	928

	￦	406,536	402,158

(*)	Based on quoted market prices at December 31, 2013, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., WooRee E&L Co.Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Exchange, are ￦8,051 million, ￦9,644 million, ￦13,875 million, ￦25,840 million, and ￦23,797 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2013 and 2012 amounted to ￦14,276 million and ￦204 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2012 and 2013 of significant joint venture are as follows.

(i) Summary of financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2013		December 31, 2012
Total assets	￦	624,546	712,451
Current assets		513,044	586,067
Non-current assets		111,502	126,384
Total liabilities		360,146	457,414
Current liabilities		360,146	457,414

(In millions of won)	2013		2012
Revenue	￦	1,789,364	1,967,587
Profit for the year		8,077	11,503
Other comprehensive income (loss)		3,024	(15,508)
Total comprehensive income (loss)		11,101	(4,005)

(ii) Additional financial information

•	Suzhou Raken Technology Co., Ltd.

(In millions of won)	December 31, 2013		December 31, 2012
Cash and cash equivalents	￦	28,165	73,510
Current financial liabilities		—	64,821

(In millions of won)	2013		2012
Depreciation	￦	11,607	15,997
Amortization		619	1,305
Interest income		2,323	3,473
Interest expense		307	812
Income tax expense		2,070	3,785

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

10.	Investments in Equity Accounted Investees, Continued

(c)	Adjustments from financial information of significant joint ventures to book value of ownership interest as of December 31, 2013 and 2012 are as follows:

(i) As of December 31, 2013

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	264,400	51%	134,844	(336)	134,508

(ii) As of December 31, 2012

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Suzhou Raken Technology Co., Ltd.	￦	255,037	51%	130,069	(1,318)	128,751

(d)	Book value of individually non-significant joint ventures and associates in aggregate is as follows:

(i) As of December 31, 2013

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint venture	￦	31,162	(4,388)	(554)	(4,942)
Individually non-significant associates		240,866	22,952	(20,773)	2,179

(ii) As of December 31, 2012

(In millions of won)
	Book value		Net profit (loss) of joint ventures and associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
Individually non-significant joint venture	￦	39,760	(5,092)	(3,109)	(8,201)
Individually non-significant associates		233,647	44,211	(10,766)	33,445

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

10.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in equity accounted investees for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	128,751	11,918	(12,804)	5,101	1,542	—	134,508
	Individually non significant joint venture		39,760	(3,656)	—	(4,388)	(554)	—	31,162
Associates	Individually non significant associates		233,647	5,381	(1,472)	22,952	(20,773)	1,131	240,866

		￦	402,158	13,643	(14,276)	23,665	(19,785)	1,131	406,536

(In millions of won)
		2012
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Joint venture	Suzhou Raken Technology Co., Ltd.	￦	133,000	—	—	3,660	(7,909)	—	128,751
Associates	Individually non significant joint venture		47,961	—	—	(5,092)	(3,109)	—	39,760
	Individually non significant associates		204,184	2,661	(204)	44,211	(10,766)	(6,439)	233,647

		￦	385,145	2,661	(204)	42,779	(21,784)	(6,439)	402,158

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2013 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2013	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447
Accumulated depreciation as of January 1, 2013		—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)
Accumulated impairment loss as of January 1, 2013	￦	—	—	—	—	—	—	—

Book value as of January 1, 2013		440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511
Additions		—	—	—	—	2,390,259	—	2,390,259
Depreciation		—	(268,494)	(3,244,953)	(65,210)	—	(19,815)	(3,598,472)
Impairment loss		—	—	(839)	(1)	—	(13)	(853)
Disposals		(3,579)	(8,521)	(18,873)	(478)	—	(406)	(31,857)
Others (*2)		962	82,952	434,039	34,434	(563,453)	11,066	—
Effect of movements in exchange rates		—	(535)	(7,744)	(85)	9,764	(25)	1,375
Subsidy received		—	(1,744)	—	—	(57,885)	—	(59,629)

Book value as of December 31, 2013	￦	438,375	4,050,719	4,423,555	99,658	2,745,587	50,440	11,808,334

Acquisition cost as of December 31, 2013	￦	438,375	5,620,915	31,533,365	785,971	2,745,587	269,320	41,393,533

Accumulated depreciation as of December 31, 2013	￦	—	(1,570,196)	(27,108,971)	(686,312)	—	(218,867)	(29,584,346)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(839)	(1)	—	(13)	(853)

(*1)	As of December 31, 2013, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	444,252	4,170,768	28,028,986	720,716	3,494,777	261,526	37,121,025
Accumulated depreciation as of January 1, 2012		—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)

Accumulated impairment loss as of January 1, 2012	￦	—	—	(138)	(3,222)	—	(229)	(3,589)
Book value as of January 1, 2012		444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849
Additions		—	—	—	—	2,726,336	—	2,726,336
Depreciation		—	(235,016)	(3,873,305)	(68,643)	—	(19,523)	(4,196,487)
Disposals		(2,787)	(7,010)	(42,127)	(1,085)	—	(3,641)	(56,650)
Others (*2)		(473)	1,420,649	3,762,658	47,981	(5,251,832)	18,615	(2,402)
Effect of movements in exchange rates		—	(28,092)	(22,684)	(2,034)	(2,379)	(984)	(56,173)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511

Acquisition cost as of December 31, 2012	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447

Accumulated depreciation as of December 31, 2012	￦	—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)

Accumulated impairment loss as of December 31, 2012	￦	—	—	—	—	—	—	—

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Capitalized borrowing costs	￦	26,144	24,612
Capitalization rate		4.56%	3.29%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2013 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction -in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2013	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904
Accumulated amortization as of January 1, 2013		(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)
Accumulated impairment loss as of January 1, 2013	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

Book value as of January 1, 2013		86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602
Additions-internally developed		—	—	—	123,271	—	—	—	—	—	123,271
Other additions		22,996	—	1,248	—	62,709	—	—	—	3	86,956
Amortization (*1)		(15,214)	(87,164)	—	(128,350)	—	(3,427)	(1,107)	—	(784)	(236,046)
Disposals		(285)	—	(1,215)	(854)	—	—	—	—	—	(2,354)
Impairment loss		—	(35)	(1,330)	—	—	—	—	—	—	(1,365)
Transfer from construction-in-progress		—	54,227	—	—	(54,227)	—	—	—	—	—
Effect of movements in exchange rates		—	121	—	—	—	—	—	—	—	121

Book value as of December 31, 2013	￦	93,693	126,007	41,008	163,243	10,704	11,420	7,009	14,593	508	468,185

Acquisition cost as of December 31, 2013	￦	561,400	524,759	50,258	617,355	10,704	24,011	11,074	14,593	13,089	1,827,243

Accumulated amortization as of December 31, 2013	￦	(467,707)	(398,752)	—	(454,112)	—	(12,591)	(4,065)	—	(12,581)	(1,349,808)

Accumulated impairment loss as of December 31, 2013	￦	—	—	(9,250)	—	—	—	—	—	—	(9,250)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs (*3)	Construction -in-progress (software)	Customer relationships	Technology	Goodwill (*3)	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,457,162
Accumulated amortization as of January 1, 2012		(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)
Accumulated impairment loss as of January 1, 2012	￦	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Book value as of January 1, 2012		80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,079	—	155	—	63,219	—	—	—	—	82,453
Amortization (*1)		(13,413)	(110,958)	—	(143,079)	—	(3,440)	(1,106)	—	(929)	(272,925)
Disposals		—	(610)	—	—	—	—	—	—	(94)	(704)
Impairment loss		—	—	(3,393)	(27,300)	—	—	—	(9,319)	—	(40,012)
Transfer from construction-in-progress		—	70,777	—	—	(71,816)	—	—	—	—	(1,039)
Effect of movements in exchange rates		—	(710)	—	(2,881)	—	—	—	—	81	(3,510)

Book value as of December 31, 2012	￦	86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602

Acquisition cost as of December 31, 2012	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904

Accumulated amortization as of December 31, 2012	￦	(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.
(*3)	During 2012, the Group recognized full impairment loss for the difference between the carrying amount and the recoverable amount (determined based on value in use) of goodwill and in-process research and development because the economic benefit from these assets are estimated to be less than previously expected.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments

(a)	Credit Risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2013		December 31, 2012

Cash and cash equivalents	￦	1,021,870	2,338,661
Deposits in banks		1,301,539	315,092
Trade accounts and notes receivable, net		3,128,626	3,334,341
Other accounts receivable, net		89,545	199,007
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		8,831	11,262
Deposits		21,439	62,862

	￦	5,574,688	6,264,063

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)
	December 31, 2013		December 31, 2012

Domestic	￦	264,703	205,454
Euro-zone countries		302,920	415,664
Japan		111,397	79,564
United States		1,048,005	1,392,303
China		784,597	881,018
Taiwan		438,929	166,839
Others		178,075	193,499

	￦	3,128,626	3,334,341

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Book value		Impairment loss	Book value	Impairment loss

Not past due	￦	3,091,184	(317)	3,298,888	(1,007)
Past due 1-15 days		30,005	(8)	18,307	(5)
Past due 16-30 days		7,504	(1)	12,152	(2)
Past due 31-60 days		82	(1)	2,829	(3)
Past due more than 60 days		181	(3)	3,184	(2)

	￦	3,128,956	(330)	3,335,360	(1,019)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)
	2013		2012

Balance at the beginning of the year	￦	1,019	663
(Reversal of) Bad debt expense		(689)	356

Balance at the end of the year	￦	330	1,019

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2013.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	26,383	26,666	26,666	—	—	—	—
Unsecured bank loans		1,241,981	1,328,471	62,990	215,284	307,146	741,754	1,297
Unsecured bond issues		2,634,415	2,879,462	356,430	389,800	686,574	1,446,658	—
Trade accounts and notes payables		2,999,522	2,999,522	2,999,522	—	—	—	—
Other accounts payable		1,374,664	1,374,664	1,372,004	2,660	—	—	—
Other non-current liabilities		9,879	10,585	—	—	5,323	5,262	—

	￦	8,286,844	8,619,370	4,817,612	607,744	999,043	2,193,674	1,297

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(c)	Currency Risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2013
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	710	1,961	1,108	20	20	38	—
Deposits in banks	—	—	—	—	20	—	—
Trade accounts and notes receivable	2,463	6,410	1,391	6	19	17	—
Other accounts receivable	5	—	160	—	2	—	—
Long-term other accounts receivable	8	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	170	20	8	—	—	1
Trade accounts payable	(1,858)	(30,834)	(1,858)	(11)	(15)	—	—
Other accounts payable	(191)	(4,404)	(1,528)	(12)	(34)	(8)	—
Debt	(715)	—	(31)	—	—	—	—

Net exposure	423	(26,697)	(738)	14	12	47	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(In millions)	December 31, 2012
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,466	7,540	536	2	61	2	—
Trade accounts and notes receivable	2,656	433	1,223	—	95	37	—
Other accounts receivable	66	95	340	—	1	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	178	20	11	—	—	1
Trade accounts payable	(2,234)	(31,162)	(1,847)	(463)	(67)	—	—
Other accounts payable	(109)	(12,948)	(725)	(8)	(38)	(8)	—
Debt	(898)	—	(33)	—	(5)	—	—
Bonds	(349)	—	—	—	—	—	—

Net exposure	599	(35,864)	(486)	(455)	47	31	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate		Reporting date spot rate
	2013	2012	December 31, 2013	December 31, 2012
USD	1,094.79	1,126.88	1,055.30	1,071.10
JPY	11.23	14.13	10.05	12.48
CNY	178.06	178.59	174.09	171.88
TWD	36.89	38.11	35.32	36.90
EUR	1,453.39	1,448.63	1,456.26	1,416.26
PLN	346.39	346.41	351.11	348.21
SGD	875.08	901.71	832.75	875.48

(ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2013 and 2012, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss before tax would have been as follows:

(In millions of won)	December 31, 2013			December 31, 2012
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	15,198	22,224	21,637	32,664
JPY (5 percent weakening)		(11,007)	(7,526)	(17,921)	(13,935)
CNY (5 percent weakening)		(6,267)	(515)	(4,176)	—
TWD (5 percent weakening)		28	(4)	(838)	(5)
EUR (5 percent weakening)		250	1,877	2,491	2,629
PLN (5 percent weakening)		669	494	537	8
SGD (5 percent weakening)		31	—	16	—

A stronger won against the above currencies as of December 31, 2013 and 2012 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Fixed rate instruments
Financial assets	￦	2,326,247	2,656,591
Financial liabilities		(3,156,590)	(3,077,467)

	￦	(830,343)	(420,876)

Variable rate instruments
Financial liabilities	￦	(746,189)	(1,378,390)

(ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2013 and 2012 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2013
Variable rate instruments	￦	(5,656)	5,656	(5,656)	5,656

December 31, 2012
Variable rate instruments	￦	(10,448)	10,448	(10,448)	10,448

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(e)	Fair Values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2013			December 31, 2012
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	14,235	14,235	13,463	13,463
Assets carried at amortized cost
Cash and cash equivalents		1,021,870	1,021,870	2,338,661	2,338,661
Deposits in banks		1,301,539	1,301,539	315,092	315,092
Trade accounts and notes receivable		3,128,626	3,128,626	3,334,341	3,334,341
Other accounts receivable		89,545	89,545	199,007	199,007
Other non-current financial assets		8,831	8,831	11,262	11,262
Deposits		21,439	21,439	62,862	62,862

	￦	5,571,850	5,571,850	6,261,225	6,261,225

Liabilities carried at amortized cost
Secured bank loans	￦	26,383	26,383	53,555	53,555
Unsecured bank loans		1,241,981	1,266,521	1,783,698	1,823,514
Unsecured bond issues		2,634,415	2,689,697	2,618,604	2,677,038
Trade accounts and notes payable		2,999,522	2,999,522	4,147,036	4,147,036
Other accounts payable		1,374,664	1,374,719	2,641,958	2,641,901
Other non-current liabilities		9,879	9,959	30	30

	￦	8,286,844	8,366,801	11,244,881	11,343,074

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2013	December 31, 2012
Debentures, loans and borrowings	2.99%	3.69%

(iii) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

Financial instruments carried at fair value as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2013
Assets:
Available-for-sale financial assets	￦	14,235	—	—	14,235

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets:
Available-for-sale financial assets	￦	13,463	—	—	13,463

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2013		December 31, 2012
Current
Short-term borrowings	￦	21,090	35,739
Current portion of long-term debt		886,852	979,533

	￦	907,942	1,015,272

Non-current
Won denominated borrowings	￦	503,968	807,005
Foreign currency denominated borrowings		495,991	589,105
Bonds		1,994,878	2,044,475

	￦	2,994,837	3,440,585

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2013 (%)	December 31, 2013		December 31, 2012
Bank of China and others	1.24~6.56	￦	21,000		35,739
Woori Bank	3.00		90		—

Foreign currency equivalent		USD	15	USD	28
		CNY	31	CNY	31

		￦	21,090		35,739

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

14.	Financial Liabilities, Continued

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2013 (%)	December 31, 2013		December 31, 2012
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25, 2.75	￦	11,932	16,629
Korea Development Bank and others	4.51~4.96		496,632	845,072
Less current portion of long-term debt			(4,596)	(54,696)

		￦	503,968	807,005

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of won, USD, CNY and EUR)
Lender	Annual interest rate as of December 31, 2013 (%)(*)	December 31, 2013		December 31, 2012

The Export-Import Bank of Korea	—	￦	—		26,777
Kookmin Bank and others	3ML+0.90~2.25, 6ML+1.78		738,710		905,080
China Communication Bank and others	—		—		7,956

		USD	700	USD	870
Foreign currency equivalent			—	CNY	2
			—	EUR	5

Less current portion of long-term debt			(242,719)		(350,708)

		￦	495,991		589,105

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

14.	Financial Liabilities, Continued

(e)	Details of debentures issued and outstanding at the reporting date are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2013 (%)	December 31, 2013		December 31, 2012

Won denominated bonds (*)
Publicly issued bonds	April 2014~ November 2018	2.90~5.89	￦	2,640,000		2,250,000
Less discount on bonds				(5,585)		(5,579)
Less current portion				(639,537)		(199,946)

			￦	1,994,878		2,044,475

Bonds denominated in currencies other than won
Floating-rate bonds	—	—		—		374,885

Foreign currency equivalent				—	USD	350

Less discount on bonds				—		(702)
Less current portion				—		(374,183)

			￦	—		—

			￦	1,994,878		2,044,475

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Changes in inventories	￦	456,766	(72,637)
Purchases of raw materials, merchandise and others		14,293,048	17,845,211
Depreciation and amortization		3,834,518	4,469,412
Outsourcing fees		736,744	345,362
Labor cost		2,618,910	2,500,320
Supplies and others		1,025,938	883,155
Utility		730,174	675,851
Fees and commissions		465,902	443,998
Shipping costs		271,570	428,762
Advertising		144,847	104,114
After-sale service expenses		116,766	106,391
Taxes and dues		75,983	65,068
Travel		59,946	52,686
Others		1,319,329	1,188,367

(*)	￦	26,150,441	29,036,060

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the year ended December 31, 2013, other non-operating income and other non-operating expenses contained exchange differences amounting to ￦1,068,646 million and ￦987,868 million, respectively (for the year ended December 31, 2012: ￦1,228,847 million and ￦1,095,280 million, respectively) (note 25).

The expenses for the year ended December 31, 2012 were reclassified to conform to the classification for the year ended December 31, 2013.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Salaries	￦	232,362	224,019
Expenses related to defined benefit plan		22,037	20,282
Other employee benefits		70,254	56,967
Shipping costs		215,017	349,691
Fees and commissions		197,237	190,207
Depreciation		96,115	112,890
Taxes and dues		33,998	28,444
Advertising		144,847	104,114
After-sale service		116,766	106,391
Rent		23,299	25,829
Insurance		11,887	11,197
Travel		22,564	20,518
Training		12,080	12,856
Others		50,680	44,028

	￦	1,249,143	1,307,433

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

17.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

The defined benefit plans expose the Group actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Present value of partially funded defined benefit obligations	￦	807,738	672,370
Fair value of plan assets		(488,651)	(491,730)

	￦	319,087	180,640

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Opening defined benefit obligations	￦	672,370	486,891
Current service cost		149,979	130,160
Interest cost		26,019	22,909
Remeasurements (before tax)		(1,373)	75,921
Benefit payments		(41,264)	(40,913)
Transfers from related parties		2,007	(2,598)

Closing defined benefit obligations	￦	807,738	672,370

Weighted average remaining maturity of defined benefit obligations as of December 31, 2013, and 2012 are 13.4 years and 13.8 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Opening fair value of plan assets	￦	491,730	340,253
Interest income		16,545	14,190
Remeasurements (before tax)		6	199
Contributions by employer directly to plan assets		15,000	160,000
Benefit payments		(34,630)	(22,912)

Closing fair value of plan assets	￦	488,651	491,730

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Guaranteed deposits in banks	￦	488,651	491,730

As of December 31, 2013, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Controlling Company’s estimated contribution to the plan assets for the year ending December 31, 2014 is ￦111,829 under the assumption that the Controlling Company continues to maintain the plan assets at 70% of the amount payable if all the employees of the Controlling Company would leave the Controlling Company on December 31, 2014.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012
Current service cost	￦	149,979	130,160
Net interest cost		9,474	8,719

	￦	159,453	138,879

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2013		2012
Cost of sales	￦	126,716	108,801
Selling expenses		10,478	10,087
Administrative expenses		11,559	10,195
Research and development expenses		10,700	9,796

	￦	159,453	138,879

(f)	Remeasurements of defined benefit liability (asset) included in other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012
Balance at January 1	￦	(86,524)	(28,950)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(33,447)	(34,372)
Demographic assumptions		(3,791)	(19,939)
Financial assumptions		38,611	(21,610)
Return on plan assets		6	199
Share of associates regarding remeasurements		(381)	(177)

		998	(75,899)

Income tax		(334)	18,325

Balance at December 31	￦	(85,860)	(86,524)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2013	December 31, 2012

Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	4.4%	4.0%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2013	December 31, 2012
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.04%
	Females	0.01%	0.02%
Fifties	Males	0.06%	0.08%
	Females	0.03%	0.04%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2013 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	￦	(93,695)	113,664
Expected rate of salary increase		111,877	(94,103)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

18.	Provisions and Other Liabilities

Changes in provisions for the year ended December 31, 2013 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2013		200,589	55,384	1,526	257,499
Additions		234,944	98,981	317	334,242
Usage and reclassification	￦	(278,976)	(107,029)	—	(386,005)

Balance at December 31, 2013		156,557	47,336	1,843	205,736

There of current		156,557	42,331	1,843	200,731
There of non-current		—	5,005	—	5,005

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012

Current liabilities
Withholdings	￦	26,865	22,929
Unearned revenues		4,732	4,732

	￦	31,597	27,661

Non-current liabilities
Long-term accrued expenses	￦	335,447	319,499
Long-term other accounts payable		39,559	30
Long-term unearned revenues		7,494	12,226

	￦	382,500	331,755

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,713 million (￦1,808,235 million) and JPY 5,000 million (￦50,233 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2013, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. Respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	100,000	100,000		—	—
	Standard Chartered Bank	USD	73	77,037		—	—
Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	250	263,825	USD	184	193,895
	Citibank	USD	100	105,530		—	—
LG Display Taiwan Co., Ltd.	Taishin International Bank	USD	1,006	1,061,632	USD	65	68,588
	BNP Paribas	USD	65	68,595		—	—
	Chinatrust Commercial Bank	USD	160	168,848	USD	77	81,216
	Citibank	USD	222	234,277	USD	30	31,901
	Standard Chartered Bank	USD	280	295,484	USD	69	73,071
	Sumitomo Mitsui Banking Corporation	USD	100	105,530	USD	20	20,808
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	130	137,189	USD	76	79,820
	Hongkong & Shanghai Banking Corp.	USD	200	211,060	USD	55	58,335
	Standard Chartered Bank	USD	50	52,765		—	—
	Bank of China Ltd.		Not applicable		USD	27	28,565
LG Display Shenzhen Co., Ltd.	Bank of China Ltd.		Not applicable			—	—
	Bank of Communications Co. Ltd.		Not applicable			—	—
	Standard Chartered Bank		Not applicable		USD	23	24,461

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

19.	Commitments

Factoring and securitization of accounts receivable

(In millions of USD and KRW)	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
LG Display Germany GmbH	Citibank	USD	307	323,977	USD	130	137,256
	Commerzbank AG, etc.		Not applicable		USD	24	24,968
LG Display America, Inc.	Australia and New Zealand Banking Group Limited	USD	80	84,424		—	—
	Standard Chartered Bank	USD	50	52,765		—	—
	Citibank	USD	200	211,060	USD	200	210,836
	Sumitomo Mitsui Banking Corporation	USD	180	189,954	USD	64	67,190
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	94,977	USD	4	4,255

		USD	3,470	3,661,892	USD	1,048	1,105,165

		USD	3,543		USD	1,048

		KRW	100,000	3,838,929		—	1,105,165

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2013, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 15 million (￦15,830 million) with Korea Exchange Bank, USD 15 million (￦15,830 million) with China Construction Bank, JPY 1,000 million (￦10,047 million) with Woori Bank, USD 100 million (￦105,330 million) with Bank of China, USD 60 million (￦63,318 million) with Sumitomo Mitsui Banking Corporation, USD 30 million (￦31,659 million) with Hana Bank and USD 30 million (￦31,659 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦8,970 million) and EUR 215 million (￦313,096 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD 7 million (￦7,387 million), JPY 700 million (￦7,033 million), CNY 880 million (￦153,199 million), TWD 10 million (￦353 million) and PLN 0.2 million (￦70 million), respectively, for their local tax payments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

19.	Commitments, Continued

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 60 million (￦63,318 million) and JPY 8,000 million (￦80,373 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of December 31, 2013, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2013, the Controlling Company’s balance of advances received from a customer amount to USD 980 million (￦1,034,194 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 200 million (￦211,060 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 25 million (￦26,383 million) from the Export-Import Bank of Korea, the Controlling Company provided part of its OLED machinery as pledged assets.

20.	Contingencies

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York (“SDNY district court”), in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Controlling Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit (“CAFC”). In March 2013, the CAFC has reversed the SDNY district court’s summary judgment ruling and remanded the case back to the district court for further proceedings. However, the Controlling Company and Anvik Corporation amicably settled with no payment and the charge was dropped in January 2014.

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Controlling Company and LG Display America, Inc. as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Controlling Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that the Controlling Company and LG Display America, Inc. did not infringe the asserted patent of ITRI. On May 17, 2013, USITC issued a final determination finding that the patent was invalid and the Controlling Company and LG Display America, Inc. had not infringed ITRI’s patents. Meanwhile, ITRI appealed to the CFAC.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

20.	Contingencies, Continued

Patent Infringement Litigations and Invalidity Proceedings Between the Controlling Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Controlling Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to OLED display technology and relevant manufacturing methods and seeking monetary compensation. In December 2012, SSD filed a complaint in the Seoul Central District Court against the Controlling Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to LCD technology and seeking monetary compensation. Each party respectively responded by requesting for an invalidity proceeding over such LCD patents in the Korean Intellectual Property Tribunal. For the amicable settlement, the settlement proceeded under the arbitration of the Korean government and, on September 23, 2013, the Controlling Company and Samsung Display withdrew the entire patent infringement litigations and invalidity proceedings and agreed to seek patent cooperation measures through conversation.

Patent Infringement Litigations Between the Group and Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company in the United States District Court for the District of Delaware. As of December 31, 2013, the Controlling Company could not reasonably estimate the outcome of the case.

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Controlling Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Controlling Company. The Controlling Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

20.	Contingencies, Continued

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million.

In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. To date the European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately ￦31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul High Court in December 2011. In February 2014, the Seoul High Court annulled the fining decision of the Korea Fair Trade Commission.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. Seventy-eight entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012 and ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Controlling Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Controlling Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which was approved by the federal district court in April 2013. In March 2013, the Oklahoma attorney general dismissed its action as to the Controlling Company pursuant to a settlement agreement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

20.	Contingencies, Continued

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date the Controlling Company is defending against twenty one Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., NECO Alliance LLC, Proview Technology, Inc. and its affiliates, Acer America Corp. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In Israel, the class action complaints were filed in the Central District Court in December 2013. The Controlling Company is in the preparation of the response.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. For certain cases described above, management is not able to estimate the potential loss if the final outcome of the cases is unfavorable to the Group as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Group has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

The Decision of the Supreme Court of Korea in Ordinary Wages

In December 2013, the Supreme Court of Korea ruled that all fixed payments such as bonuses and allowances that have been uniformly provided to employees on a regular basis must now be included when calculating the employee’s ordinary wage. Accordingly, if regular bonuses are included in ordinary wages, it may impact the amount of overtime payment, allowance for night work and others. Even though the employees could retrospectively claim for the payments for the past based on ordinary wages including regular bonuses in accordance with the Supreme Court’s decision, employees’ claim for underpayment could not be accepted if the principles of good faith are applied. The Supreme Court expressly noted that if an employer is able to prove that there is an agreement of the wage system between the employer and the labor union stipulating that the regular bonuses are excluded from ordinary wage, and that paying employees for the past due to employees’ claim for the invalidity of the agreement will cause a substantial detriment to the management or major threat to the existence of the Controlling Company due to unexpected financial burden as a result of having to pay employees, employees’ retrospective claim for underpayment could not be accepted. For the Controlling Company, prior to the ruling, there was an agreement of the wage system between the employer and the labor union stipulating that the regular bonuses are excluded from ordinary wage and the management believes that paying employees for the past based on ordinary wages including regular bonuses will cause a substantial detriment to the Controlling Company due to unexpected financial burden to the Controlling Company. Accordingly, as of December 31, 2013, as a result of the decision of the Supreme Court of Korea, the Controlling Company believes that the possibility of an outflow of economic benefit is remote.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 30, 2013 and December 31, 2012, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2012 to December 31, 2013.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

22.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2013 are as follows:

Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 1 and 10.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Controlling Company for the years ended December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Subsidiaries of associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd.	AVATEC Electronics Yantai Co., Ltd.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Controlling Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hi Entech Co., Ltd.
	Hi Entech Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Innotek Co., Ltd.
	LG Innotek Co., Ltd.	Hanuri Co., Ltd.
	Hanuri Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	LG Innotek Poland Sp. z o.o.
	LG Innotek Poland Sp. z o.o.	LG Innotek (Guangzhou) Co., Ltd.
	LG Innotek (Guangzhou) Co., Ltd.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Thailand Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

December 31, 2013	December 31, 2012
LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Shenyang Inc.
LG Electronics Shenyang Inc.	LG Electronics RUS, LLC
LG Electronics RUS, LLC	LG Electronics Nanjing Display Co., Ltd.
LG Electronics Nanjing Display Co., Ltd.	LG Electronics Mlawa Sp. z o.o.
LG Electronics Mlawa Sp. z o.o.	LG Electronics Mexicali, S.A. DE C.V.
LG Electronics Mexicali, S.A. DE C.V.	LG Electronics India Pvt. Ltd.
LG Electronics India Pvt. Ltd.	LG Electronics do Brasil Ltda.
LG Electronics do Brasil Ltda.	LG Electronics (Hangzhou) Co., Ltd.
LG Electronics Air-Conditioning (Shandong) Co.,Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
LG Electronics (Kunshan) Computer Co., Ltd.	Hi Logistics Europe B.V.
LG Electronics (Hangzhou) Co., Ltd.	Hi Logistics (China) Co., Ltd.
Inspur LG Digital Mobile Communications Co., Ltd.
Hi Logistics Europe B.V.
Hi Logistics (China) Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Short-term benefits	￦	2,591	1,567
Expenses related to the defined benefit plan		1,139	173

	￦	3,730	1,740

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	493,701	—	—	166,571	2

Associates and their subsidiaries
New Optics LTD.	￦	—	76,929	—	2,470	6,315
LIG ADP Co., Ltd.		—	666	8,743	—	3,102
TLI Inc.		—	58,881	—	—	1,473
AVACO Co., Ltd.		—	665	45,067	—	4,762
AVATEC Co., Ltd.		292	23	—	61,738	3,897
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	265

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)	2013
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Paju Electric Glass Co., Ltd.		—	734,714	—	—	4,713
LB Gemini New Growth Fund No. 16		880	—	—	—	—
Shinbo Electric Co., Ltd.		11,931	730,010	—	—	64,081
Narenanotech Corporation		300	328	2,061	—	412
Glonix Co., Ltd		—	5,209	—	—	115
ADP System Co., Ltd.		—	924	1,524	—	692
YAS Co., Ltd.		—	1,941	82,483	—	855

	￦	13,403	1,610,290	139,878	64,208	90,682

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,971,781	39,237	208,531	—	38,450

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	108,084	—	—	—	77
LG Electronics Vietnam Co., Ltd.		42,366	—	—	—	—
LG Electronics Thailand Co., Ltd.		69,674	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		437,771	—	—	—	—
LG Electronics RUS, LLC		632,009	—	—	—	—
LG Electronics do Brasil Ltda.		308,432	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	30,611
Hi Logistics Europe B.V.		—	—	—	—	5,488
LG Innotek Co., Ltd.		6,139	448,794	—	—	5,109
LG Innotek Poland Sp. z o.o.		—	6,442	—	—	161
LG Innotek (Guangzhou) Co., Ltd.		—	5,937	—	—	151

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)	2013
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
LG Hitachi Water Solutions Co., Ltd.		—	—	29,344	—	406
Qingdao LG Inspur Digital Communication Co., Ltd.		32,585	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		59,715	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		289,670	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		365,054	—	—	—	—
LG Electronics Shenyang Inc.		156,577	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		34,139	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		795,326	—	—	—	300
LG Electronics Wroclaw Sp. z o.o.		872,763	—	—	—	104
Others		132	2,229	—	—	3,703

	￦	4,210,477	463,402	29,344	—	46,110

	￦	6,689,362	2,112,929	377,753	230,779	175,244

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)	2012
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
Joint Venture
Suzhou Raken Technology Co., Ltd.	￦	663,297	—	—	147,880	24

Associates and its subsidiaries
New Optics LTD.	￦	8	164,152	—	—	6,426
LIG ADP Co., Ltd.		—	2,165	25,607	—	2,691
TLI Inc.		—	54,829	—	—	843
AVACO Co., Ltd.		204	719	88,510	—	4,993
AVATEC Co., Ltd.		—	—	—	7,580	2,529
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	4,704
Paju Electric Glass Co., Ltd.		—	1,052,850	—	—	6,667
Shinbo Electric Co., Ltd.		7,184	1,039,740	—	—	3
Narenanotech Corporation		—	358	39,027	—	12,624
Glonix Co., Ltd.		—	525	—	—	3,149
ADP System Co., Ltd.		—	454	9	—	179
YAS Co., Ltd.		—	—	28	—	102

	￦	7,396	2,315,792	153,181	7,580	44,910

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	1,622,289	61,233	148,665	—	22,045

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	116,974	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,738	—	—	—	—
LG Electronics Thailand Co., Ltd.		86,944	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		250,656	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)	2012
	Sales and others		Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Others
LG Electronics RUS, LLC		467,962	—	—	—	—
LG Electronics do Brasil Ltda.		371,006	—	—	—	340
Hi Business Logistics Co., Ltd.		41	—	—	—	24,356
Hi Logistics Europe B.V.		—	—	—	—	11,941
LG Innotek Co., Ltd.		10,205	408,657	—	—	4,462
LG Innotek Poland Sp. z o.o.		—	23,024	—	—	—
LG Innotek (Guangzhou) Co., Ltd.		44,043	3,952	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		4,536	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		14,036	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		264,672	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		476,056	—	—	—	—
LG Electronics Shenyang Inc.		177,477	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		45,899	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		1,345,205	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		889,672	—	—	—	13
Others		—	3,041	—	—	2,711

	￦	4,602,122	438,674	—	—	43,823

	￦	6,895,104	2,815,699	301,846	155,460	110,802

As a result of the amendment of K-IFRS No. 1110, related parties’ consolidated financial statements for the year ended December 31, 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the year ended December 31, 2012 are revised.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(d)	Trade accounts and notes receivable and payable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2013		December 31, 2012	December 31, 2013	December 31, 2012
Joint Venture
Suzhou Raken Technology Co., Ltd.		66,855	92,870	104,119	168,620

Associates
New Optics LTD.	￦	—	—	8,998	26,807
LIG ADP Co., Ltd.		—	—	1,649	29,714
TLI Inc.		—	—	10,418	4,036
AVACO Co., Ltd.		—	—	15,390	83,756
AVATEC Co., Ltd.		—	—	10,041	5,523
AVATEC Electronics Yantai Co., Ltd.		—	—	1,122	484
Paju Electric Glass Co., Ltd.		—	—	108,379	168,845
Shinbo Electric Co., Ltd.		4,562	521	165,823	246,289
Narenanotech Corporation		—	—	1,766	43,022
Glonix Co., Ltd.		—	—	1,987	503
ADP System Co., Ltd.		—	—	1,410	585
YAS Co., Ltd.		—	—	17,156	863

	￦	4,562	521	344,139	610,427

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	￦	278,165	190,663	74,085	63,645

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2013		December 31, 2012	December 31, 2013	December 31, 2012
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	￦	7,414	4,181	—	—
LG Electronics Vietnam Co., Ltd.		8,827	9,413	—	—
LG Electronics Thailand Co., Ltd.		10,141	13,342	—	—
LG Electronics RUS, LLC		91,018	77,503	—	—
LG Innotek Co., Ltd.		3	563	84,727	111,851
Qingdao LG Inspur Digital Communication Co., Ltd.		24,671	530	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		15,824	2,156	—	—
LG Electronics Mexicali, S.A. DE C.V.		1,649	38,434	—	—
LG Electronics Mlawa Sp. z o.o.		55,908	98,452	—	—
LG Electronics Nanjing Display Co., Ltd.		79,978	71,679	216	—
LG Electronics Shenyang Inc.		25,578	53,653	—	—
LG Electronics Taiwan Taipei Co., Ltd		3,334	7,287	—	—
LG Electronics Reynosa, S.A. DE C.V.		5,027	56,493	—	25
LG Electronics Wroclaw Sp. z o.o.		11,736	29,695	—	—
Others		1,854	3,214	7,584	12,463

	￦	342,962	466,595	92,527	124,339

	￦	692,544	750,649	614,870	967,031

As a result of the amendment of K-IFRS No. 1110, related parties’ consolidated financial statements for the year ended December 31, 2012 are restated. Accordingly, relevant related parties’ transaction amounts and accounts balances for the year ended December 31, 2012 are revised.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

23.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and Active Matrix (“AM”)-OLED products. Sales of AM-OLED products are insignificant to total sales. International sales represent approximately 90% of total sales for the year ended December 31, 2013 (2012: 93%).

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2013 and 2012.

(a)	Revenue by geography

(In millions of won)
Region	2013		2012
Domestic	￦	2,691,826	2,149,646
Foreign
China		15,229,822	16,766,696
Asia (excluding China)		3,039,652	2,900,738
United States		2,446,128	3,209,225
Europe		3,625,607	4,403,363

	￦	24,341,209	27,280,022

	￦	27,033,035	29,429,668

Sales to Company A and Company B constituted 26% and 23% of total revenue, respectively, for the year ended December 31, 2013 (2012: 23% and 22%). The Group’s top ten end-brand customers together accounted for 76% of sales for the year ended December 31, 2013 (2012: 71%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2013
	Property, plant and equipment		Intangible assets
Domestic	￦	10,293,502	461,635
Foreign
China		1,367,276	5,440
Others		147,556	1,110

Sub total	￦	1,514,832	6,550

Total	￦	11,808,334	468,185

(In millions of won)
Region	December 31, 2012
	Property, plant and equipment		Intangible assets
Domestic	￦	12,002,578	488,678
Foreign
China		939,929	7,499
Others		165,004	1,425

Sub total	￦	1,104,933	8,924

Total	￦	13,107,511	497,602

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

23.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2013		2012
Panels for:
TFT-LCD televisions		11,779,116	13,511,535
Desktop monitors		5,255,564	5,039,066
Tablet products		3,574,812	3,713,950
Notebook computers	￦	2,818,572	3,667,192
Mobile and others		3,604,971	3,497,925

	￦	27,033,035	29,429,668

24.	Revenue

Details of revenue for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Sales of goods	￦	26,982,085	29,302,389
Royalties		19,405	37,783
Others		31,545	89,496

	￦	27,033,035	29,429,668

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Rental income	￦	10,373	7,253
Foreign currency gain		1,068,646	1,228,847
Gain on disposal of property, plant and equipment		9,620	5,925
Reversal of impairment loss on intangible assets		296	—
Reversal of allowance for doubtful accounts for other receivables		412	521
Commission earned		3,589	3,867
Others		15,818	14,529

	￦	1,108,754	1,260,942

(b)	Details of other non-operating expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Other bad debt expense	￦	—	9
Foreign currency loss		987,868	1,095,280
Loss on disposal of property, plant and equipment		1,639	3,728
Impairment loss on property, plant, and equipment		853	—
Loss on disposal of intangible assets		452	704
Impairment loss on intangible assets		1,661	40,012
Donations		16,514	15,350
Expenses related to legal proceedings or claims and others		259,601	458,957

	￦	1,268,588	1,614,040

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012

Salaries and wages	￦	2,084,579	2,006,603
Other employee benefits		410,253	397,122
Contributions to National Pension plan		61,788	59,332
Expenses related to defined benefit plan		159,453	138,879
Reversal of stock compensation cost		—	(3)

	￦	2,716,073	2,601,933

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Finance income
Interest income	￦	39,441	28,859
Dividend income		306	482
Foreign currency gain		141,975	260,265
Gain on disposal of investments in equity accounted investees		3,289	3,566

	￦	185,011	293,172

Finance costs
Interest expense	￦	158,818	187,589
Foreign currency loss		198,980	193,483
Loss on redemption of debentures		—	1,524
Loss on impairment of available-for-sale securities		—	6,392
Loss on disposal of available-for-sale securities		—	5,272
Loss on disposal of investments in equity accounted investees		2,411	—
Loss on impairment of investments in equity accounted investees		—	10,005
Loss on early redemption of debt		2,179	—
Loss on sale of trade accounts and notes receivable		19,463	32,431

	￦	381,851	436,696

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Foreign currency translation differences for foreign operations	￦	(22,100)	(86,320)
Net change in unrealized fair value of available-for-sale financial assets		826	4,764
Tax effect		(225)	(1,043)

Finance costs recognized in other comprehensive income after tax	￦	(21,499)	(82,599)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

28.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Current tax expense
Current year	￦	122,150	75,946
Adjustment for prior years		31,809	—

		153,959	75,946
Deferred tax expense (benefit)
Origination and reversal of temporary differences		42,004	(51,335)
Change in unrecognized deferred tax assets		215,369	197,569

		257,373	146,234

Income tax expense (benefit)	￦	411,332	222,180

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	826	(188)	638
Remeasurements of defined benefit liability (asset)		998	(334)	664
Foreign currency translation differences for foreign operations		(22,100)	(37)	(22,137)
Share of loss from sale of treasury stock by associates		(802)	—	(802)

	￦	(21,078)	(559)	(21,637)

(In millions of won)	2012
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	4,764	(974)	3,790
Remeasurements of defined benefit liability (asset)		(75,899)	18,325	(57,574)
Foreign currency translation differences for foreign operations		(86,320)	(69)	(86,389)
Share of loss from sale of treasury stock by associates		(48)	—	(48)

	￦	(157,503)	17,282	(140,221)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)	2013			2012
Profit for the year		￦	418,973		236,345
Income tax expense			411,332		222,180

Profit before income tax			830,305		458,525

Income tax using the Controlling Company’s statutory tax rate	24.20%		200,934	24.20%	110,963
Effect of tax rates in foreign jurisdictions	0.83%		6,858	3.53%	16,171
Non-deductible expenses	1.87%		15,517	5.43%	24,882
Tax credits	(6.05%)		(50,214)	(26.85%)	(123,126)
Change in unrecognized deferred tax assets	25.94%		215,369	43.09%	197,569
Adjustment for prior years	2.03%		16,877	—
Change in tax rates	—		—	0.35%	1,593
Others	0.72%		5,991	(1.28%)	(5,872)

Actual income tax expense		￦	411,332		222,180

Actual effective tax rate			49.54%		48.46%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2013, in relation to the temporary differences on investments in subsidiaries amounting to ￦148,224 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

As of December 31, 2013 and 2012, the tax basis of the Controlling Company’s investment in one subsidiary is greater than its financial statement carrying amount, which gave rise to deductible temporary differences amounting to ￦428,524 million and ￦431,471 million, respectively. The Controlling Company did not recognize deferred tax assets for these temporary differences because the possibility for these differences to reverse, through events such as disposing of the related investments in the foreseeable future, is less than probable.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

29.	Deferred Tax Assets and Liabilities, Continued

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2013, the Controlling Company recognized deferred tax assets of ￦538,289 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31
	2014		2015	2016
Tax credit carryforwards	￦	304,717	165,006	59,076

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2013		December, 31, 2012	December, 31, 2013	December, 31, 2012	December, 31, 2013	December, 31, 2012
Other accounts receivable, net	￦	—	—	(2,476)	(2,063)	(2,476)	(2,063)
Inventories, net		18,866	10,075	—	—	18,866	10,075
Available-for-sale financial assets		98	285	—	—	98	285
Defined benefit obligation		72,709	38,573	—	—	72,709	38,573
Investments in equity accounted investees		2,972	7,619	—	—	2,972	7,619
Accrued expenses		83,571	81,802	—	—	83,571	81,802
Property, plant and equipment		189,422	171,881	—	—	189,422	171,881
Intangible assets		—	2,488	(1,207)	—	(1,207)	2,488
Provisions		11,460	12,979	—	—	11,460	12,979
Gain or loss on foreign currency translation, net		282	5,340	(957)	(958)	(675)	4,382
Others		13,473	34,344	(171)	(220)	13,302	34,124
Tax losses carryforwards		110,550	233,139	—	—	110,550	233,139
Tax credit carryforwards		538,289	699,529	—	—	538,289	699,529

Deferred tax assets (liabilities)	￦	1,041,692	1,298,054	(4,811)	(3,241)	1,036,881	1,294,813

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

29.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	January 1, 2012		Profit or loss	Other comprehensive income	December 31, 2012	Profit or loss	Other comprehensive income	December 31, 2013
Other accounts receivable, net	￦	(3,738)	1,675	—	(2,063)	(413)	—	(2,476)
Inventories, net		15,915	(5,840)	—	10,075	8,791	—	18,866
Available-for-sale financial assets		1,259	—	(974)	285	1	(188)	98
Defined benefit obligation		21,877	(1,629)	18,325	38,573	34,470	(334)	72,709
Investments in equity accounted investees		4,307	3,312	—	7,619	(4,647)	—	2,972
Accrued expenses		72,965	8,837	—	81,802	1,769	—	83,571
Property, plant and equipment		133,720	38,161	—	171,881	17,541	—	189,422
Intangible assets		1,105	1,383	—	2,488	(3,695)	—	(1,207)
Provisions		11,618	1,361	—	12,979	(1,519)	—	11,460
Gain or loss on foreign currency translation, net		(17,697)	22,079	—	4,382	(5,057)	—	(675)
Debentures		6,059	(6,059)	—	—	—	—	—
Others		18,259	15,934	(69)	34,124	(20,785)	(37)	13,302
Tax losses carryforwards		329,068	(95,929)	—	233,139	(122,589)	—	110,550
Tax credit carryforwards		829,048	(129,519)	—	699,529	(161,240)	—	538,289

Deferred tax assets (liabilities)	￦	1,423,765	(146,234)	17,282	1,294,813	(257,373)	(559)	1,036,881

(f)	Changes in minimum tax rate for the subsequent period

On January 1, 2014, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦100 billion for the Controlling Company after 2014 was revised from 16% to 17%. As of December 31, 2013, the Controlling Company applied 16% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Controlling Company applied the 17% of minimum tax rate, deferred tax assets related to tax credit carryforwards would have decreased by ￦55,245 million

On January 1, 2014, certain municipal corporate income tax rules were amended and effective on the same date that resulted in excluding tax credits from the basis of determining municipal corporate income tax. Accordingly, starting for the annual periods from 2014, the Controlling Company will have larger municipal corporate income tax due to the impact from the income tax credits. If the amended municipal corporate income tax rules were applied at the end of 2013, deferred tax assets related to tax credit carryforwards would have decreased by ￦48,827 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2013 and 2012 are as follows:

(In won and No. of shares)	2013		2012

Profit attributable to owners of the Controlling Company	￦	426,118,222,180	233,204,398,428
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	￦	1,191	652

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share from January 1, 2012 to December 31, 2013.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2013 and 2012.

31.	Supplemental Cash Flow Information

Supplemental	cash flow information for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)
	2013	2012
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (1,108,944)	(1,270,755)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 27, 2014	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division